Rye Patch
GOLD CORP.

[redacted]

08004928

082-35199

Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

FILE ~~82-05799~~
Exemption 12g3-2(b)

SEC
Mail Processing
Section

SEP 10 2008

Washington, DC
103

SUPPL

September 8, 2008

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 10 dated May 16th to No. 19 dated August 19, 2008;
- Material change Form 51-102F3 dated May 23, 2008;
- Unaudited Interim Financial Statements for the period ended March 31, 2008 corresponding to first quarter;
- Unaudited Interim Financial Statements for the period ended June 30, 2008 corresponding to second quarter;
- Minutes of the 2008 Annual General Meeting of Shareholders on May 20,2008; and
- 2008 Form 6 Annual Report dated April 13, 2008.

Yours sincerely,

PROCESSED
SEP 16 2008
THOMSON REUTERS

Roxana Miranda
Office Manager

Encs.

dlw 9/15

File 82-35788
exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 10

RYE PATCH CLOSES $1.25 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia – May 16, 2008 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch" or the "Company") announces that it has completed a non-brokered private placement of 5 million common shares at a price of $0.25 per share for gross proceeds of $1.25 million. All of the shares were purchased by Kinross Gold Corporation, which now holds approximately 15% of the issued and outstanding common shares of the Company.

The proceeds from the private placement will be used for exploration and development of the Company's mineral projects and for working capital.

The shares issued under the private placement are subject to a hold period expiring on September 17, 2008. The TSX Venture Exchange has conditionally accepted the private placement. A finder's fee of 6% of gross proceeds of the placement will be paid.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

William C. (Bill) Howald, CEO & President
On behalf of the Board of Directors

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Josh Rivard: jrivard@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 11

RYE PATCH ANNOUNCES FOLLOW-UP PRIVATE PLACEMENT

Vancouver, British Columbia, May 16, 2008 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch" or the "Company") announces that it intends to proceed with a follow-up financing of up to an additional 1 million common shares at a price of $0.25 per share. Rye Patch announced earlier today the issuance of 5 million common shares to Kinross Gold Corporation at a price of $0.25 per share.

The proceeds from the follow-up private placement will be used for exploration and development of the Company's mineral projects and for working capital. The Company will also pay a fee of up to 6% of the gross proceeds realized from the private placement, which may be payable in cash or shares of the Company.

The follow-up private placement is subject to the acceptance of the TSX Venture Exchange.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Josh Rivard: jrivard@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-3599
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 12

RYE PATCH CLOSES PRIVATE PLACEMENT

Vancouver, British Columbia, May 22, 2008 – Rye Patch Gold Corp. (TSX-V: RPM) (the "Company") announces that further to its news release of May 16, 2008, the Company has completed a follow-up financing of 1 million common shares at a price of $0.25 per share for gross proceeds of $250,000.

The proceeds from the private placement will be used for exploration and development of the Company's mineral projects and for working capital. The Company has also issued 60,000 common shares to a finder as a finder's fee in connection with the private placement.

The shares issued under the private placement (including those issued as a finder's fee) are subject to a hold period expiring on September 23, 2008. The TSX Venture Exchange has conditionally accepted the private placement.

Phase 2 drilling on the Company's Wilco project will commence in early June with one reverse circulation drill rig. An exploration program totaling US$750,000 and consisting of 8,000 metres of drilling is planned and currently being permitted. In addition to the Wilco project, Rye Patch is planning and permitting drill programs on its 100% owned Jessup and Lincoln Hill/Gold Ridge properties. These programs will commence immediately following the completion of the Wilco drill program.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 12

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35??
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 13

Rye Patch Gold Corp. to be featured on CEO Clips airing on BNN

Vancouver, British Columbia, May 27, 2008– Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") is pleased to announce that CEO Clips, a series of 1-2 minute corporate profiles on Canadian companies, will feature Rye Patch Gold Corp. on BNN, beginning the week of May 26, 2008 for a four week period, throughout their prime time weekly schedule and over the weekend.

Business News Network (BNN) is Canada's only all business specialty channel with real time coverage of global market activity from a Canadian perspective.

In addition, the Rye Patch CEO Clip can viewed at www.b-tv.com/i/videos/BNNRyePatch.wmv or on the Rye Patch website at http://www.ryepatchgold.com/s/Articles.asp.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 14

RYE PATCH CONFIRMS RIDGE GOLD/SILVER ANOMALY ON LINCOLN HILL

Vancouver, British Columbia, May 29, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") reports sampling of dump material has returned significant gold and silver results from the 1,000-metre long by 90-metre wide Ridge anomaly. The results confirm and extend this previously reported target area on the Company's Lincoln Hill property. Sampling of dump material from historic workings within this zone has yielded 10 samples exceeding 1 g/t gold and includes several samples returning gold values greater than 3 g/t gold. Accompanying silver values are also considered significant and could be similar to other gold and silver mines located along the Humboldt Trend. Given the significance of these results, a detailed follow up surface rock-chip and soil sampling program is being designed. Table 1 summarizes the new gold and silver assay results.

Table 1: Gold and Silver Results of Surface Samples

Sample ID	Gold g/t	Silver g/t	Sample ID	Gold g/t	Silver g/t
123612	1.775	237.4	123622	0.315	3.0
123613	3.947	129.9	123623	0.005	0.7
123614	6.080	132.2	123624	1.843	149.3
123615	0.870	24.1	123625	0.274	13.4
123616	3.160	161.1	123626	0.163	5.2
123617	1.056	10.8	123627	0.110	3.5
123618	1.076	15.0	123628	0.482	4.7
123619	0.030	8.5	123629	10.960	960.6
123620	9.449	1312.9	123630	0.193	43.2
123621	1.202	630.8			

The samples listed above were collected as grab samples at dumps located near the entrance of several historic mine workings along a trend of intensely fractured and quartz-veined stockwork hosted mineralization within altered volcanic rock. The old workings are located within a series of newly defined northeasterly trending fold axis or hinge zones within the systematically deformed lithologies mapped on the property. The new mapping shows the hinge zones are one of the primary gold controls hosting high-grade gold and silver mineralization on the Lincoln Hill property. Based on the geologic mapping, the distribution of the hinge zones coincides with the historic placer mining surrounding the property where these

features cross the local creeks. This relationship will be exploited for targeting on the upcoming drill program.

The Lincoln Hill and adjacent Gold Ridge property will be drilled this summer. A 2,000-metre reverse circulation drilling campaign is being permitted, and a budget of US$400,000 is approved. The Lincoln Hill/Gold Ridge project covers 3,276 acres, and securely positions the Company along Midway Gold's Spring Valley trend.

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, Rye Patch Gold's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this news release.

ALS Chemex performed all analytical testing using industry-standard analytical techniques. Gold was analyzed using fire assay on a 50-gram sample with an atomic absorption finish, and a gravimetric finish on all results greater than 10ppm gold. Silver values were determined using an agua-regia digestion and ICP-mass spectrometry

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price with the goal of having 5-million ounces of gold within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan
:jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-3579P
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 15

RYE PATCH GOLD GRANTS STOCK OPTIONS

Vancouver, British Columbia – June 11, 2008 – Rye Patch Gold Corp. (TSX-V: RPM) ("Rye Patch Gold" or the "Company") announces the granting of 400,000 stock options to directors, officers, consultants and employees of the company at a price of $ 0.40 per share with an 18 month vesting period and 5 year expiry according to the terms of the Company's Stock Option Plan.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
James Buchanan :jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 16

RYE PATCH GOLD BEGINS 2008 DRILLING ON WILCO PROJECT TO EXPAND KNOWN GOLD RESOURCE AREAS AND TO TEST NEW TARGETS

Vancouver, British Columbia, June 17, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") announces drilling has commenced on its 100% controlled Wilco project. A total of 8,000 metres of reverse circulation drilling is planned and permitted in this campaign that will target new high-grade gold along the east-west oriented Willard fault zone, test new target areas, and quantify, through step-out drilling, the limits of the Section Line deposit. Eklund Drilling of Elko, Nevada is completing the reverse circulation drill program.

In addition, the Company has identified three new target areas on the project. The first is located at the old Willard Mine (OWM). The OWM exploited gold along an east-west oriented silicified fault structure. This fault is similar and parallel to the east-west Willard fault zone that hosts higher grade gold within the Willard mine area. Drill testing along the fault at the intersection of the postulated thrust system may yield another bulk-tonnage, deposit similar to the Section Line discovery.

The Company has recently extended detailed surface mapping and sampling into the under-explored area south of the Willard mine area. The region is underlain by the prospective, highly fractured and altered siltstone that hosts the Willard gold resource. These rocks are cut by a major east-west trending high-angle fault and associated zone of silicification, brecciation and epithermal-style quartz veining. The surface exposure of this new promising structure ranges from 10 to 30 metres in thickness and can be traced on surface for 300 metres along strike. This newly identified target has not been drill tested and has returned gold values from surface rock-chip sampling of outcrops of silicified siltstone exposed randomly along an east-west structural trend. A summary of assay results received from these two targets are tabulated below.

Table 1: Surface rock-chip sample assays

Area	Sample ID	Sample Type	Gold g/t	Area	Sample ID	Sample Type	Gold g/t
Old Willard Mine	123396	Rock Chip	3.095	South Willard	47551	Rock Chip	0.229
Old Willard Mine	123397	Rock Chip	0.484	South Willard	47552	Rock Chip	0.435
Old Willard Mine	47565	Rock Chip	0.235	South Willard	47553	Rock Chip	1.225
Old Willard Mine	47566	Rock Chip	2.603	South Willard	47554	Rock Chip	2.165
Old Willard Mine	47567	Rock Chip	0.164	South Willard	47555	Rock Chip	4.904
				South Willard	47556	Rock Chip	0.835

During the 2007 drill program at Colado, another new zone of gold mineralization was discovered roughly 600 metres south of the Colado gold resource and 1.2 kilometres west of the Section Line discovery and centered on drillhole WR-046. The mineralized Willard thrust system is postulated to occur beneath the Colado gold resource and could also exist within this

new target area. Drilling in the WR-046 area and within the main Colado resource will test this idea.

"We are very pleased to start the drilling program at Wilco which will have three main objectives – target higher grade gold along the east-west structural corridors; complete step-out drilling on the Section Line discovery to define overall size of the deposit; and test the newly identified targets at the old Willard mine, the south area, and beneath the Colado resource. Our geologic model indicates potential for expanding the Section Line deposit toward the west, and the newly identified targets have potential for additional new inferred gold ounces for the Wilco project. The geologic team is focused on targeting higher grade gold, oxidized material, and increasing the Wilco gold resource. Based on their performance to date, I believe they will successfully achieve these objectives and much more", declared Rye Patch's CEO and President, William C. (Bill) Howald.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now controls 779,517 ounces of gold in the measured and indicated category plus 1,151,776 ounces of gold in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Project	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Wilco	Variable[2]	8,091	0.018	146,701	32,950	0.015	478,816	99,978	0.011	1,124,776
Jessup[4]	Variable[3]	0	0	0	5,423	0.022	154,000	1,265	0.017	27,000
Total		**8,091**	**0.018**	**146,701**	**38,373**	**0.016**	**632,816**	**101,243**	**0.011**	**1,151,776**

[2] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. [3]Jessup 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material; [4]Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, Rye Patch Gold's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program. Wilco rock samples were submitted directly to Inspectorate for preparation, and analysis in Reno, Nevada. Analysis was conducted on 1 assay ton samples. Analysis of gold was by fire assay, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's

seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604)638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-35788
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 17

RYE PATCH GOLD BEGINS DRILLING ON LINCOLN HILL AND GOLD RIDGE

Vancouver, British Columbia, July 10, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") announces a second drill rig has been secured and has been mobilized to its Lincoln Hill-Gold Ridge project. An initial 2,000-metre, reverse circulation drilling program is underway to test new high-grade gold and silver anomalies identified by the Rye Patch exploration team at Lincoln Hill-Gold Ridge. Eklund Drilling of Elko, Nevada provided the second drill.

The Lincoln Hill-Gold Ridge drill program will target high-grade surface and underground rock-chip samples located within a highly fractured volcanic unit showing moderate to intense stockwork quartz-tourmaline vein zones. The drilling will test for high-grade gold and silver mineralization along a 1,200-metre by 300-metre east-northeast trending zone as well as test for deeper parallel features within the volcanic pile.

In addition, a second target is located in the pediment along the western flank of Lincoln Hill. This structural zone has returned anomalous gold along a 1.6-kilometre structural trend and includes alteration and significant pathfinder elements within the adjacent pediment gravel.

"We are excited to begin drilling at our Lincoln Hill-Gold Ridge project. With our program well underway at Wilco and starting a Lincoln Hill, we now have two Eklund drill rigs working at our projects searching for new zones of gold mineralization. The Lincoln Hill area shows good potential for new high-grade gold and silver intercepts. Currently, we have sufficient funding and permitting in place to increase our programs should results warrant additional drilling", stated Rye Patch's CEO and President, William C. (Bill) Howald.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold in the measured and indicated category plus 1,151,776 ounces of gold in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Project	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Wilco	Variable[1]	8,091	0.018	146,701	32,950	0.015	478,816	99,978	0.011	1,124,776
Jessup[3]	Variable[2]	0	0	0	5,423	0.022	154,000	1,265	0.017	27,000
Total		**8,091**	**0.018**	**146,701**	**38,373**	**0.016**	**632,816**	**101,243**	**0.011**	**1,151,776**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. [2]Jessup 0.01 oz Au/t for oxide mineralisation,

0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material; [3]Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, Rye Patch Gold's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco and Lincoln Hill-Gold Ridge drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604)638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Account Manager
cstewart@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 18

RYE PATCH GOLD REPORTS ON THE WILCO DRILL PROGRAM

Vancouver, British Columbia, July 29, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") reports that 3,540 metres (11,615 feet) of drilling in 14 drillholes has now been completed on the 8,000-metre (26,250-feet) phase-2 Wilco project drilling program. To date, the drilling has been centered on the new Section Line discovery in the Willard mine area. Drilling is also planned and permitted at the old Willard mine, South Willard and Area 46 target areas described in the Company's June 17, 2008 press release. Eklund drilling of Elko, Nevada is completing the work.

"It is impressive that step-out drilling in the Section Line discovery area is intersecting the mineralized zones as predicted - giving our geologic model a high level of confidence. I believe the new drilling will expand the Section Line discovery and will add additional ounces to the existing Willard resource. In addition, we have identified a second east-northeast structural zone that may be an additional feeder to the flat-lying strataform gold zone in the Section Line area. At this time, we are enthusiastically awaiting assay results. I am also encouraged by the South Willard, old Willard mine and Area 46 targets. These targets contain similar geology and mineralized structural zones that could yield additional gold to the Wilco resource", postulated Rye Patch's CEO and President, William C. (Bill) Howald.

Drilling on the Company's 100% owned Lincoln Hill-Gold Ridge project commenced on July 11, 2008. An update of this program will be forthcoming.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

RYE PATCH GOLD RESOURES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured Indicated Inferred	8,091 32,950 99,978	0.018 0.015 0.011	NC NC NC	146,701 478,816 1,124,776	NC NC NC	146,701 478,816 1,124,776
Jessup[2]	Measured Indicated Inferred	0 5,423 1,265	0 0.022 0.017	0 0.31 0.23	0 120,000 22,000	0 1,655,000 286,000	0 154,000 27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).
NC = not calculated

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 18

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, Rye Patch Gold's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco and Lincoln Hill-Gold Ridge drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604)638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Account Manager
cstewart@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 19

RYE PATCH GOLD REPORTS LINCOLN HILL – GOLD RIDGE DRILLING COMPLETE

Vancouver, British Columbia, August 19, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") is pleased to announce the phase-1 drilling campaign at the Company's 100% owned Lincoln Hill – Gold Ridge project is complete. Eklund drilling completed a total of 8,375 feet (2,553 metres) in 18 reverse circulation drillholes. An additional 1,875 feet (570 metres) was added to the originally planned 6,500 feet (2,000 metres) drill program. All drill samples have been collected from the site and assay results are pending.

"The Company is very pleased with the observed results of the completed phase-1 drilling program on the Lincoln Hill-Gold Ridge project. Originally, the Company budgeted a total of 6,500 feet of drilling; however, given the thicker than expected oxide and alteration zones observed in the drilling, it was warranted to add the additional 1,875 feet of drilling to this phase. Although assay results are pending, I believe the program achieved its geologic and technical objectives", boomed Rye Patch's CEO and President, William C. (Bill) Howald.

The Lincoln Hill drilling equipment has now been mobilized to the Company's 100% owned Jessup project to complete the budgeted 10,000 feet (3,000 metres) program. In addition, drilling continues on the Company's Wilco project with an Eklund drill rig completing step-out drilling on the Section Line discovery and new drilling in the newly identified Pay Dirt and the Old Willard mine target areas.

At the Keystone South project, located on the Cortez trend, the Company completed detailed gravity and magnetic geophysical surveys as well as detailed surface mapping and surface geochemistry. The data is being compiled and initial drill targets will be generated later this fall.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance projects.

Table 1: Rye Patch Gold's NI43-101 Gold Resource Inventory

RYE PATCH GOLD RESOURCES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
				Total Measured Resources	**146,701**	**0**	**146,701**
				Total Indicated Resources	**598,816**	**1,655,000**	**632,816**
				Total Inferred Resources	**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 19

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

File 82-35788
Exemption 12g3-2(b)

Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Rye Patch Gold Corp. (the "Company")
1740 – 1177 West Hastings Street
Vancouver, British Columbia
Canada, V6E 2K3

Item 2. **Date of Material Change**

May 16, 2008 and May 22, 2008

Item 3. **News Release**

News Releases dated May 16, 2008 and May 22, 2008 were disseminated through Marketwire.

Item 4. **Summary of Material Change**

On May 16, 2008, the Company completed a non-brokered private placement of 5 million common shares at a price of $0.25 per share for gross proceeds of $1.25 million.

On May 22, 2008, the Company completed a follow-up financing of 1 million common shares at a price of $0.25 per share for gross proceeds of $250,000.

Item 5.1 **Full Description of Material Change**

On May 16, 2008, the Company issued 5 million common shares to Kinross Gold Corporation ("Kinross") at a price of $0.25 per share for gross proceeds of $1.25 million. As a result, Kinross holds approximately 15% of the issued and outstanding common shares of the Company.

A finder's fee of $75,000 was paid to a finder in connection with the Kinross private placement.

On May 22, 2008, the Company completed a follow-up financing of 1 million common shares at a price of $0.25 per share for gross proceeds of $250,000. The Company also issued 60,000 common shares to a finder for this private placement.

The shares issued under the private placements (including those issued as finder's fees) completed on May 16, 2008 and May 22, 2008 are subject to a hold period expiring on September 17, 2008 and September 23, 2008, respectively.

The proceeds from the private placements will be used for exploration and development of the Company's mineral projects and for working capital. The TSX Venture Exchange has conditionally accepted the private placements.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

William C. (Bill) Howald, CEO & President

Telephone: 1 604 638 1588
Fax: 1 604 638 1589

Item 9. **Date of Report**

May 23, 2008

File 82-35799
Exemption 12g3-2(b)

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended March 31, 2008

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 2,068,156	$ 2,447,983
Accounts receivable	71,110	53,877
Prepaid expenses	61,439	84,058
	2,200,705	2,585,918
Mineral properties *(Note 4)*	2,232,551	2,177,279
Capital assets *(Note 5)*	74,634	80,274
Reclamation bond *(Note 6)*	49,041	45,463
	$ 4,556,931	$ 4,888,934
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 44,499	$ 79,023
Due to related parties *(Note 8)*	5,250	15,071
	49,749	94,094
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	5,837,303	5,837,303
Contributed surplus *(Note 7)*	2,000,609	1,930,439
Deficit *(Statement 2)*	(3,330,730)	(2,972,902)
	4,507,182	4,794,840
	$ 4,556,931	$ 4,888,934

Continuing operations *(Note 1)*
Commitments & contingencies *(Note 9)*
Subsequent events (*Note 14)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
______________________________, Director

"William Howald"
______________________________, Director

- See Accompanying Notes -

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(unaudited)

		For the three months ended March 31, 2008		For the three months ended March 31, 2007
Mineral property operations *(Note 4)*				
Mineral property expenses				
Exploration costs	$	74,515	$	59,431
Other revenue				
Interest income		23,443		2,209
Administrative expenses				
Accounting and audit *(Note 8)*		13,500		15,000
Amortization		5,640		5,203
Insurance		16,836		6,902
Investor relations		48,764		-
Legal fees *(Note 8)*		3,027		6,172
Management fees *(Note 8)*		48,455		-
Office and administration *(Note 8)*		13,253		22,658
Rent *(Note 8)*		22,942		18,875
Stock-based compensation		70,170		32,238
Travel		15,503		5,146
Transfer agent and filing fees		6,815		-
Wages and bonuses		43,675		75,653
Recovery of administrative overhead		(1,824)		(1,060)
		306,756		184,578
Net loss for the period		(357,828)		(244,009)
Deficit – beginning of the period		(2,972,902)		(394,543)
Deficit – end of the period	$	(3,330,730)	$	(638,552)
Loss per share – basic and fully diluted	$	0.01	$	0.03
Weighted average number of shares outstanding – basic and fully diluted		27,948,617		19,892,556

- See Accompanying Notes –

Rye Patch Gold Corp. <u>Statement 3</u>

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31, 2008	For the three months ended March 31, 2007
CASH RESOURCES PROVIDED BY (USED IN)		
Operating activities		
Net loss for the period	$ (357,828)	$ (244,009)
Items not involving cash		
Amortization	5,640	5,203
Stock-based compensation	70,170	32,238
Changes in non-cash working capital items		
Accounts receivable	(17,233)	(1,261)
Due from/to related parties	(9,821)	20,580
Prepaid expenses	22,619	(527)
Accounts payable and accrued liabilities	(34,524)	9,321
	(320,977)	(178,455)
Investing activities		
Mineral properties	(55,272)	(122,930)
Purchase of capital assets	-	(1,464)
Reclamation bonds	(3,578)	-
	(58,850)	(124,394)
Financing activities		
Shares issued for cash	-	319,940
Share subscriptions	-	(280,000)
Deferred financing costs	-	(68,445)
Share issue costs	-	(1,822)
	-	(30,327)
Net increase in cash and cash equivalents	(379,827)	(333,176)
Cash and cash equivalents – beginning of the period	2,447,983	574,443
Cash and cash equivalents – end of the period	$ 2,068,156	$ 241,267
Supplemental non-cash information		
Mineral property acquisition paid in shares and warrants *(Note 4)*	$ -	$ (250,000)
Interest received	$ 23,443	$ 2,209

- See Accompanying Notes –

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities, or the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst others, amortization, determination of the net recoverable value of assets, share based compensation, determination of tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate in the year of acquisition and disposal. The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies – *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations for the period.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method assumes that the proceeds on the exercise of outstanding options and warrants are used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

2. Significant accounting policies – *continued*

Financial instruments

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income during the year ended December 31, 2007. The adoption of the recommendations had no material effect on the Company's accounting for its financial instruments.

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts are recorded in operations. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from operations calculated in accordance with generally accepted accounting principles.

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to/from related parties are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the three months ended March 31, 2008.

The Company had no "other comprehensive income or loss" transactions during the three months ended March 31, 2008, and no opening or closing balances of accumulated other comprehensive income or loss.

Interest rate risk

The Company is exposed to interest rate risks as a result of holding cash equivalent investments of varying maturities. The Company limits this risk by investing in only highly liquid securities with short-term maturities issued by banks in Canada.

Credit risk

The Company is exposed to credit risk as a result of its accounts receivable included in these financial statements. The Company considers this risk to be limited as the amount receivable is substantially from governments and banks in Canada.

Exchange rate risk

The Company is exposed to exchange rate risks as a result of conducting most of its mineral property operations in the United States. The Company's strategy to limit this risk is to constantly monitor exchange rates and time its fund conversions to obtain the best possible result.

2. Significant accounting policies – *continued*

New accounting pronouncements

a) Financial instrument disclosures

In March 2007, the CICA issued section 3862, Financial Instruments - Disclosures, and section 3863, Financial instruments - Presentation, which applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 and which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. Section 3862 requires the disclosure of additional details by financial asset and liability categories. Section 3863 establishes the standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

The Company is implementing these disclosures in the first quarter of 2008, although the adoption of this section is not expected to have an impact on the Company's disclosure.

b) Capital disclosures

In December 2006, the CICA issued section 1535, Capital Disclosures, which applies to fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity's capital and how it is managed. The Company is implementing these disclosures in this first quarter of 2008.

3. Accounting changes and restatement

In contemplation of the policies of the TSX Venture Exchange (the "Exchange") and the British Columbia Securities Commission, the Company determined during the year ended December 31, 2007, that the following changes were required:

1. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 4a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 7b). The deemed issue value of these outstanding shares is $0.10 per share.

2. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 31, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 7b). The subscribers of these common shares also agreed to increase the consideration paid for the remaining outstanding shares by paying an additional $39,940 on March 30, 2007 (Notes 7c and d).

4. Mineral properties

Expenditures on mineral properties for the year ended December 31, 2007 and three months ended March 31, 2008:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Keystone Property (Note 5f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ -	$ -	$ 599,992
Initial acquisition costs	172,402	-	-	1,268,399	92,475	-	1,523,276
Reduction in initial acquisition costs (Notes 3 and 7b)	(250,000)	-	-	-	-	-	(250,000)
Royalty payments	-	-	-	50,497	-	-	50,497
Holding costs	51,531	74,444	46,265	34,457	-	-	206,697
Staking costs	1,960	-	-	25,852	9,005	-	36,817
Total acquisition costs for fiscal 2007	(24,107)	74,444	46,265	1,379,205	101,480	-	1,577,287
Total cumulative acquisition costs as at December 31, 2007	**$ 539,868**	**$ 96,574**	**$ 60,152**	**$ 1,379,205**	**$ 101,480**	**$ -**	**$2,177,279**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2006	$ 130,898	$ 967	$ 3,887	$ -	$ -	$ -	$ 135,752
Drilling	859,853	-	-	-	-	-	859,853
Geological	390,100	19,692	9,664	14,230	2,406	-	436,092
Geochemical	216,171	-	-	722	-	-	216,893
Overhead	19,619	96	-	798	-	-	20,513
Travel and accommodation	3,248	-	-	-	-	-	3,248
Total exploration expenditures charged to operations for fiscal 2007	1,488,991	19,788	9,664	15,750	2,406	-	1,536,599
Total cumulative expenditures on active properties charged to operations as of December 31, 2007	**$ 1,619,889**	**$ 20,755**	**$ 13,551**	**$ 15,750**	**$ 2,406**	**$ -**	**$ 1,672,351**

4. Mineral properties - *continued*

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Keystone Property (Note 5f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2007	$ 539,868	$ 96,574	$ 60,152	$ 1,379,205	$ 101,480	$ -	$ 2,177,279
Initial acquisition costs	15,070	-	-	13,060	3,271	-	31,401
Royalty payments	-	-	-	21,098	-	-	21,098
Holding costs	1,440	-	-	147	509	677	2,773
Total acquisition costs for the period	16,510	-	-	34,305	3,780	677	55,272
Total cumulative acquisition costs as at March 31, 2008	**$ 556,378**	**$ 96,574**	**$ 60,152**	**$ 1,413,510**	**$ 105,260**	**$ 677**	**$ 2,232,551**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2007	$ 1,619,889	$ 20,755	$ 13,551	$ 15,750	$ 2,406	$ -	$ 1,672,351
Geological	23,570	4,692	3,284	15,734	11,718	226	59,224
Geochemical	8,925	-	-	1,647	119	-	10,691
Overhead	2,505	-	-	1,777	318	-	4,600
Total exploration expenditures charged to operations for the period	35,000	4,692	3,284	19,158	12,155	226	74,515
Total cumulative expenditures on active properties charged to operations as of March 31, 2008	**$ 1,654,889**	**$ 25,447**	**$ 16,835**	**$ 34,908**	**$ 14,561**	**$ 226**	**$ 1,746,866**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 3 and 7b). These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company has also paid NADR US$150,000,

Under the Agreement, the Company is obligated to make the following future minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

If the Company does not make the required expenditures, during any period ending on an anniversary date, the Company can pay Newmont 150% of the shortfall, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 9b).

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

		Amount	
Initial payment	US$	10,000	Requirement met
By March 21, 2008		15,000	Requirement met
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway and one patented mining claim and 99 unpatented mining claims held under various leases.

In consideration the Company issued a total of 2,000,000 units of the Company to Midway (Note 7h). Each unit comprises one common share and one-half of one non-transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants, using the Black Scholes Option Pricing Model based on a risk free interest rate of 4.16%, a volatility rate of 115% and an expected time to exercise of two years. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released for resale on September 28, 2007 and 6, 12, 18, and 24 months thereafter.

The Company also reimbursed Midway for the costs incurred in connection with the Jessup Project (US$246,367), which included US$29,000 in advance royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

The underlying lease obligations on the 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid for 2007 .
Monthly in 2008		7,000	Paid to March 2008.
Monthly in 2009		8,000	
Monthly in 2010 and every month thereafter		9,000	

4. Mineral properties - *continued*

d) Jessup Property - *continued*

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid for 2008.
In 2009		9,000	
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid for 2008.
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% net smelter return royalty. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent ("LOI") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Requirement met
November 2008		60,000	100,000	
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

4. Mineral properties - *continued*

e) Lincoln Hill Property

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount
By November 2008	US$	100,000
By November 2009		200,000
By November 2010		300,000
By November 2011		500,000
By November 2012		1,000,000

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007, and US$2,029 in 2008 as payments under this agreement. The lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The lessors also reserve the right to explore for and mine certain other minerals on the property.

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company may acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years. The first US$150,000 in exploration expenditures must be incurred by January 2009, with the remaining expenditures at the discretion of the Company. Upon the Company exercising the option, Barrick may elect to enter into a 40/60 joint venture with the Company, with the Company holding 60%, or divest all of its interest in the property to the Company in return for a 2% NSR. This agreement does not contain a back-in clause

5. Capital assets

	Cost	Accumulated amortization	**Net book value as at March 31, 2008**	**Net book value as at December 31, 2007**
Computer equipment	$ 24,236	$ 10,627	$ 13,609	$ 15,285
Computer software	8,303	5,987	2,316	3,127
Office furniture and equipment	54,255	13,683	40,572	42,706
Exploration equipment	2,025	294	1,731	1,818
Leasehold improvements	18,530	4,447	14,083	14,823
Vehicle	2,998	675	2,323	2,515
	$ 110,347	$ 35,713	$ 74,634	$ 80,274

6. Reclamation bond

The Company has a $49,041 reclamation bond as of March 31, 2008, placed with the Bureau for Land Management in Nevada (December 31, 2007 - $45,463).

7. Share capital

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares	Amount	Contributed surplus
Balance as at December 31, 2006	19,417,000	$ 1,338,219	$ 60,275
Issued for private placements (Note 7a)	700,000	280,000	-
Shares cancelled (Notes 3 and 7b)	(5,500,000)	-	
Additional consideration paid for principals' shares (Notes 3 and 7c)	-	27,445	-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 7d)	-	12,495	-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 7e)		(250,000)	-
Issued for private placement (Note 7f)	668,867	300,990	-
Initial public offering (Note 7g)	10,562,750	4,066,805	1,464,362
Issued for mineral property interest (Notes 5d and 7h)	2,000,000	900,000	164,650
Issued for mineral property interest (Note 5e and 7i)	100,000	46,000	-
Share issue costs	-	(884,651)	-
Stock-based compensation	-	-	241,152
Balance as at December 31, 2007	27,948,617	5,837,303	1,930,439
Stock-based compensation	-	-	70,170
Balance as at March 31, 2008	27,948,617	$ 5,837,303	$ 2,000,609

a) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share. The share issue cost totalled $1,822.

b) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 had been issued for mineral property interests, 2,750,000 for founders' shares issued to principals of the Company, and 250,000 for founders' shares issued to non-principals of the Company.

c) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

7. **Share capital** – *continued*

d) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

e) The cancellation of one-half of the shares issued for the mineral property interests necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

f) On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990. Share issue costs totalled $24,375.

g) On July 19, 2007, the Company completed its initial public offering ("Offering"). The Offering consisted of 10,000,000 units at a price of $0.50 per unit, raising gross proceeds of $5,000,000. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.75 per share until July 19, 2009. A fair value of $1,149,862 was assigned to these warrants.

The Company had entered into an agency agreement with Pacific International Securities Inc. (the "Agent"). The Agent was granted compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. The fair value of $249,793 was assigned to these warrants. In addition, the Agent was paid a commission and corporate finance fee of $93,625 and 562,750 units of the Offering at a deemed issue price of $0.50 per unit. A fair value of $64,708 was assigned to these warrants.

Black-Scholes Option Pricing model was used to determine the fair value of these warrants based on a risk-free interest rate of 4.69%, an expected life of two year, expected volatility of 103% and an expected dividend of nil.

The other expenses incurred on the Offering totalled $233,662.

h) On September 28, 2007 the Company issued 2,000,000 units on the acquisition of the Jessup property (Note 5d). Each unit comprised one common share of the Company and one-half of one non-transferable share purchase warrant exercisable into one share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants based on the Black-Scholes Option Pricing Model using a risk-free interest rate of 4.16%, an expected life of two year, expected volatility of 103% and an expected dividend of $Nil.

i) On November 30, 2007, the Company issued 100,000 shares on the acquisition of the Lincoln Hill property.

Warrants

	Number of warrants	Weighted average exercise price
Issued and outstanding, December 31, 2006	-	$ -
Issued during the year	6,281,375	0.79
Outstanding, December 31, 2007 and March 31, 2008	6,281,375	$ 0.79

7. Share capital – *continued*

The number of warrants outstanding as at March 31, 2008 is:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,000,000	$ 0.75	1.30
July 19, 2009	0.75	281,375	0.75	1.30
September 28, 2009	1.00	1,000,000	1.00	1.50
		6,281,375	$ 0.79	1.33

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2006	1,040,000	$ 0.48
Granted	1,285,000	0.47
Outstanding, December 31, 2007	2,325,000	0.48
Expired	(300,000)	0.50
Outstanding, March 31, 2008	2,025,000	$ 0.47

The number of options outstanding as at March 31, 2008 is:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.40	215,000	$ 0.40	3.53	161,250	$ 0.40
October 12, 2011	$ 0.50	825,000	0.50	3.53	618,750	0.50
January 19, 2012	$ 0.40	100,000	0.40	3.81	75,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	3.81	112,500	0.50
March 14, 2012	$ 0.50	200,000	0.50	3.96	150,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	4.30	45,000	0.50
October 18, 2012	$ 0.45	445,000	0.45	4.55	111,250	0.45
		2,025,000	$ 0.47	3.87	1,273,750	$ 0.48

7. Share capital - *continued*

Brokers' options

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Outstanding, December 31, 2006	-	$ -	
Issued (Note 7g)	900,000	0.50	July 19, 2009
Outstanding, December 31, 2007 and March 31, 2008	900,000	$ 0.50	

Stock-based compensation

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.28 %	4.08 %
Expected volatility	100 %	90 %
Expected years of option life	5 years	5 years
Expected dividend	$Nil	$Nil

During the three months ended March 31, 2008, under the fair-value-based method, $70,170 (2007 - $32,238) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

Escrowed shares

A total of 2,437,500 shares were placed in escrow in accordance with the escrow agreement dated July 3, 2007. 812,500 shares were released leaving a balance of 2,437,500 shares held in escrow as of March 31, 2008.

8. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) The Company incurred legal fees of $2,511 (2007 - $5,787) with a legal firm of which the Corporate Secretary is a partner. As at March 31, 2008, $Nil (December 31, 2007 - $9,771) was owed to this firm.

b) The Company incurred accounting and administrative fees of $13,500 (2007- $10,000) with a company of which the Chief Financial Officer is the President and a director. As at March 31, 2008, $5,250 (December 31, 2007 - $5,300) was owed to this company.

8. Related party transactions - *continued*

c) The Company incurred $36,395 (2007 - $35,159) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2008, $Nil (December 31, 2007 - $Nil) was owed by this company.

d) The Company incurred $24,232 in management fees paid to a company controlled by the President and Director. As of March 31, 2008, $Nil (December 31, 2007 - $Nil) was owed to this company.

e) The Company incurred $24,223 in management fees paid to a company controlled by its Chairman. As of March 31, 2008, $Nil (December 31, 2007 - $Nil) was owed to this company.

9. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$30,960 until July 31, 2009. Another company which has directors in common with the Company reimburses the Company one-half of the rent for the Vancouver office (Note 8c).

b) As disclosed in Note 5a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

10. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States. The mineral properties are held solely in the Nevada, United States segment.

The following table shows the capital assets attributable to each operating segment:

	March 31, 2008	December 31, 2007
Canada	$ 40,357	$ 43,312
Nevada, United States	34,277	36,962
	$ 74,634	$ 80,274

11. Comparative amounts

The comparative amounts have been reclassified where necessary to conform to the presentation used in the current years.

12. Financial instruments

The fair values of the Company's cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, and due to related parties approximate their carrying values.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

a) Currency risk

The Company's property interests in Chile make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

b) Credit risk

The Company's cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada and interest receivable from investments.

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity, or partially withdrawn, as needed, with interest.

e) Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold. The Company has not hedged any of its future potential gold sales. The Company's input costs are also affected by the price of fuel. The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

13. Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 7). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 365 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

14. Subsequent events

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 days written notice. The agreement is subject to Exchange acceptance.

On May 16, 2008, the Company announced that it had completed a non-brokered private placement with Kinross Gold Corporation. The private placement was for five million common shares at a price of $0.25 for gross proceeds of $1.25 million. Kinross now holds approximately 15% of the Company's issued and outstanding common shares.

The Company also completed a follow-up financing of 1 million common shares at a price of $0.25 per share. The Company paid a finder's fee of 60,000 common shares for this financing.

RYE PATCH GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
for the three months ended March 31, 2008

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of May 28, 2008, and should be read in conjunction with the unaudited consolidated financial statements and the related notes for the period ended March 31, 2008, and the audited consolidated financial statements ("Financial Statements") and related notes for the year ended December 31, 2007. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past year and a half, the Company acquired interests in four projects covering over 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired two early-stage stage projects with well defined drill targets and resource potential - Gold Ridge/ Lincoln Hill and Keystone South projects. Through 2007, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects and engineering studies at the Wilco and Jessup projects. The Company's goal of having five million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends achieving this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM" and its warrants trade on Exchange under the symbol "RPM.WT".

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's independently estimated mineral resources by project and category:

Table 1: Rye Patch Gold NI 43-101 Complaint Resources

Project	Resource Category									
		Measured			Indicated			Inferred		
	Cutoff Grade	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Wilco	Variable(2)	8,091	0.018	146,701	32,950	0.015	478,816	99,978	0.011	1,124,776
Jessup(4)	Variable(3)	0	0	0	5,423	0.022	154,000	1,265	0.017	27,000
Total		**8,091**	**0.018**	**146,701**	**38,373**	**0.016**	**632,816**	**101,243**	**0.011**	**1,151,776**

(2) Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralization and 0.042 opt Au for sulphide mineralization. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. (3)Jessup 0.01 oz Au/t for oxide mineralization, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidized material; (4)Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).

Overall Performance

The Company completed its initial public offering ("IPO") on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000, by issuing 8,000,000 units at a price of $0.50 per unit, together with the full exercise of an over-allotment option for an additional 2,000,000 units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date. The funds raised are primarily being used to conduct the Phase I exploration program on the Wilco Property.

Starting in July, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The Company released all reverse circulation and core drillhole results from the 2007 drill program. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine. The 2007 drill results will be incorporated into a new Willard and Colado resource estimate that will be completed in the second quarter of 2008. Additional drilling has been planned, budgeted and permitted, and drilling will start in June 2008.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. At this time, the projects are being mapped, sampled and permits for drilling are in progress with the intent of drilling in the summer of 2008.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control in the Lincoln Hill project through an option agreement with several local Nevada prospectors.

During the current quarter the Company completed negotiations with Barrick on the Keystone South property in Nevada's prolific Cortez Gold Trend. This property consisting of 6.5 square miles is a joint venture opportunity with Rye Patch earning a 60% equity interest in the project through expenditure of US$1 million over four years.

Rye Patch has budgeted expenditures totalling US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 30 square miles (78 square kilometers) within some of the best exploration trends in Nevada. The majority of the work will be directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. Work on Lincoln Hill/Gold Ridge and Keystone South will be directed toward advancing and refining drill targets to a drill-ready stage.

Selected Annual Information

The following is a summary of the Company's financial results for the Company's three months ended March 31, 2008 and the last two completed financial years:

	2008	2007	2006
Total revenues	Nil	Nil	Nil
Net loss	$357,828	$2,578,359	$394,543
Basic loss per share (1)	$0.01	$0.13	$0.03
Total assets	$4,556,931	$4,888,934	$1,330,914
Total long term liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations

Wilco Property

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated new resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. The new resource for the Wilco project yielded more gold ounces in the measured and indicated category for the project. As a result, the Wilco project now has 625,517 ounces of gold in the measured and indicated category and 1,124,776 ounces of gold in the inferred category. This improved resource estimate represents an increase of 146,700 ounces of gold in the measured category and a 100% increase in the ounces of gold in the indicated category over the September 6, 2007, Wilco resource estimate. Table 2 summarizes the new Wilco resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report will be posted on SEDAR at www.sedar.com on or before June 1, 2008.

Table 1: New NI 43-101 Refined Wilco Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	4,388	0.020	86,643	13,353	0.017	220,805	20,849	0.015	313,323
Colado	Variable[1]	3,703	0.016	60,058	19,597	0.013	258,011	79,129	0.010	811,453
Total		**8,091**	**0.018**	**146,701**	**32,950**	**0.015**	**478,816**	**99,978**	**0.011**	**1,124,776**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

In addition, the Company reports that 90% of the gold ounces in the Wilco measured and indicated resource fall within the oxide domain as geologically defined by pervasive and fracture filled red and yellow colored staining associated with hematite and limonite - the oxide products of sulphide minerals. Although additional detailed,

industry-standard metallurgical testing is required to properly define metallurgical oxide and sulphide domains, a summary of geologically defined domains, by deposit area, is tabulated below for the measured and indicated portion of the Wilco resource.

Table 2: Oxide/Sulphide Breakdown of Wilco NI 43-101 Measured and Indicated Resource

Wilco Resource Areas	Resource Category							
	Redox Domain	Cutoff Grade OPT Au	Measured			Indicated		
			Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Oxide	0.0056	4,282	0.019	79,942	13,011	0.016	201,965
	Sulphide	0.0420	106	0.063	6,701	342	0.055	18,840
Colado	Oxide	0.0056	3,545	0.014	48,998	19,161	0.012	230,039
	Sulphide	0.0420	158	0.070	11,060	436	0.070	27,972
Total			**8,091**	**0.018**	**146,701**	**32,950**	**0.015**	**478,816**

As a result of the highly successful 2007 drill program, the Company has approved a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position. Drilling on the Wilco project will start in June 2008.

Jessup Project

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and silver. The resource areas show zones of open mineralization that have not yet been drilled, as well as several new zones. Starting in mid-summer 2008, the company will begin a 3,000-meter drill program to address these new targets, which will potentially expand and connect the known gold resource areas. The Company has allocated US$550,000 for the exploration program. The majority of the work program will be directed toward drilling.

Gold Ridge/Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the company along Midway Gold's Spring Valley gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drill hole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver. An exploration budget totalling US$400,000 is planned with the majority of the activity directed toward drilling which will start this summer.

Keystone South

The Keystone property was recently optioned from Barrick Gold. It is strategically located south of the multi-million ounce Cortez Hills gold deposit along the Cortez Gold Trend. Based on the deal, Rye Patch may acquire a 60% interest in Keystone by incurring minimum exploration expenditures totalling US$1million over four years. It is also obligated to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. The proposed US$150,000 work program will define exploration target for drilling. The programs will include surface geologic mapping, geochemical sampling and a detailed gravity geophysical survey.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management (BLM) and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond ($49,041 at March 31, 2008)will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln hill/ Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Other

During the quarter, the Company announced that it has ended its business relationship with The Buick Group, its investor relations consultant.

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 days written notice.

Operating Activities

For the three months ended March 31, 2008 compared with the three months ended March 31, 2007:

The Company recorded a net loss for the first quarter of 2008 of $357,828(loss per share - $0.01) compared to $244,009 (loss per share - $0.01) in the first quarter of 2007. The Company expensed $74,515 in exploration costs (March 31, 2007 – $59,431). This amount was primarily spent drilling the Wilco ($35,000) and Jessup ($19,158) properties. Administrative expenses totaled $306,756 (March 31, 2007 – $184,578) with stock-based compensation accounting for $70,170 (March 31, 2007 - $32,238) of these costs. Stock based compensation expense does not reflect an outlay of cash.

Of the total spent on administrative expenses, $48,455 was spent on management fees (March 31, 2007 - $Nil); $43,675 on wages and bonuses (March 31, 2007 - $75,653), and $48,764 (March 31, 2007 - SNil), on investor relations. These expenditures reflect the Company's move to a fully operational exploration company listed on the TSX-V. During the comparative period in 2007, management were not paid a regular salary or management fees, and Rye Patch had not contracted the services of an investor relations consultant.

Reconciliation of the Use of Proceeds raised under the IPO prospectus:

The table below details the proposed use of proceeds of the funds raised by the prospectus dated June 21, 2007, versus the actual use of proceeds to date (i.e., for the approximately nine months since the closing of the IPO):

		Proposed Use of Proceeds	Actual Use of Proceeds	Difference
1.	To pay the balance of the estimated remaining costs of the IPO (including balance of the corporate finance fee)	$150,000	$217,179	($67,179)
2.	To conduct the recommended Phase I exploration program on the Wilco project (1)	$1,209,100	$1,252,024	($42,924)
3.	To pay North American Diversified Resources Corporation (NADR) the balance owing pursuant to the Wilco assignment agreement	$133,750	$131,385	$2,365
4.	To evaluate and acquire other mineral properties or interests therein (2)	$200,000	$370,035	($170,035)
5.	To cover the estimated general and administrative expenses for 12 months following the IPO (3)	$789,000	$452,176	$336,824
6.	To provide general working capital to fund ongoing operations	$1,638,150	$371,258	$1,266,892
	Total	**$4,120,000**	**$2,794,057**	**$1,325,943**

(1) Ongoing exploration and holding expenses for the eleven months following the IPO. The additional expenditure is the result of the discovery of the Section Line zone and follow-up drilling.
(2) Jessup Property, Lincoln Hill Property and Keystone property acquisitions
(3) General and administrative expenses from August 2007 to March 31, 2008, following the IPO.

Note that the above budget is for a year.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters back to the incorporation of the Company:

	2008	2007				2006		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total other revenue	$23,443	$40,105	$25,277	$2,968	$3,269	$3,276	$5,228	$728
Net loss	$357,828	$552,720	$1,500,315	$281,315	$244,009	$331,614	$29,556	$33,373
Basic loss per share (1)	$0.01	$0.03	$0.06	$0.02	$0.03	$0.02	$0.00	$0.00

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

On July 19, 2007, the Company completed its IPO consisting of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp. ("PI Financial") acted as agent for the IPO and the Company granted PI Financial and its selling group compensation options to purchase a total of 900,000 common shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

To this end, on May 16, 2008, the Company announced that it had completed a non-brokered private placement with Kinross Gold Corporation. The private placement was for five million common shares at a price of $0.25 for gross proceeds of $1.25 million. Kinross now holds approximately 15% of the issued and outstanding common shares of the Company.

After the quarter end, the Company also completed a follow-up financing of up to an additional 1 million common shares at a price of $0.25 per share. The Company paid a finder's fee of 60,000 common shares for this financing.

The Company currently has sufficient cash on hand to complete the objectives set out in its IPO prospectus.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements.

The Company granted 395,000 stock options to directors, consultants and employees of the company at a price of $0.45 per share with an 18 month vesting period and five year expiry according to the terms of the Company's Stock Option Plan.

The Company's commitments with respect to its optioned properties are:

On the Wilco property:

Minimum expenditures on the Wilco – Newmont claim:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

Minimum payments on the Valley View mining claim:

		Amount	
Initial payment	US$	10,000	Paid.
By March 21, 2008		15,000	Paid.
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

On the Jessup property:

The underlying lease obligations on 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid for 2007.
Monthly in 2008		7,000	Paid to March 2008
Monthly in 2009		8,000	
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on three unpatented Mough claims are:

		Amount	
In 2008	US$	8,000	Paid.
In 2009		9,000	
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US$	5,000	Paid for 2008
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

On the Lincoln Hill property:

Under the agreement with MGE and Lane Griffin:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Requirement met
November 2008		60,000	100,000	
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000	-	

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount
By November 2008	US$	100,000
By November 2009		200,000
By November 2010		300,000
By November 2011		500,000
By November 2012		1,000,000

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company.

On the Keystone South property:

Pursuant to the option agreement, Rye Patch may acquire a 60% interest in the Property by incurring minimum exploration expenditures totalling US$1 million over four years. Rye Patch is obligated under the option agreement to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch.

Transactions with Related Parties

During the quarter ended March 31, 2008, the Company entered into the following transactions with directors and officers of the Company:

a) The Company incurred no share issue cost during the current period, and legal fees of $2,511 from a legal firm of which the Corporate Secretary is a partner. As at March 31, 2008, $Nil was owed to this firm. These amounts were subject to normal trade terms.

b) The Company incurred accounting and administrative fees of $13,500 from a company of which the Chief Financial Officer is the President and a director. As at March 31, 2008, $5,250 was owed to this company. This amount is subject to normal trade terms.

c) The Company incurred $36,395 for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2008, $Nil was owed by this company. This amount is subject to normal trade terms.

d) The Company incurred $23,232 in management fees paid to a company controlled by the President and Director As of March 31, 2008, $Nil (December 31, 2007 - $Nil) was owed to this company.

e) The Company incurred $24,223 in management fees paid to a company controlled by its Chairman. As of March 31, 2008, $Nil (December 31, 2007 - $Nil) was owed to this company.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Subsequent Events

Subsequently the Company announced that the drilling on the Wilco project will commence this summer with one reverse circulation drill rig. An exploration program totalling US$750,000 and consisting of 8,000 metres of drilling is planned and currently being permitted. In addition to the Company's Wilco project, Rye Patch is planning and permitting drill programs on its 100% owned Jessup and Lincoln Hill/Gold Ridge properties. These programs will commence immediately following the completion of the Wilco drill program scheduled for June 2008.

On April 22, 2008 the Company announced that its Board of Directors has adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan, which takes effect April 22, 2008, has been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be 'Permitted Bids' under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days. Rye Patch is not adopting the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies.

The Rights Plan is subject to acceptance by the TSX Venture Exchange and to ratification by the Company's shareholders at the next meeting of shareholders. If ratified by shareholders, the Rights Plan will expire at the termination of the Company's annual general meeting in 2011, unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

On April 30, 2008 the Company announced its new NI 43-101 for its 100% controlled Wilco project based on the Company's 2007 drill results in the Willard mine area and the Colado resource area. The new resource shows an upgrade of a portion of the resource to the measured category, a 72% increase in the indicated gold ounces, and a significant increase in the inferred gold ounces from the previously released (September 06, 2007) resource estimate. The majority of the new ounces are captured in the Section Line discovery located at the Willard mine and within the Colado resource area. The Willard and Colado resource estimates use various cutoffs for oxide and sulphide gold content.

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories;

(b) Section 3863 – Financial Instruments – Presentation, to enhance financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows;

(c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:

- qualitative information about its objectives, polices and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirement to which it is subject; and
- when the Company has complied with such externally imposed capital requirements, the consequences of such non-compliance; and

(d) Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern.

International Financial Reporting Standards (IFRS)

From January 1, 2011, the Company will be required by the CICA and the CSA to produce its financial statements in IFRS. Currently, the Company's management and advisors are themselves obtaining knowledge on IFRS. The impact of the adoption of IFRS on the Company's financial statements is currently unknown.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the first quarter ended March 31, 2008, that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Outlook

Rye Patch Gold continues to deliver value to its shareholders by increasing its gold resource base. The Company now has approximately 0.8 million ounces of gold in the measured and indicated category and 1.15 million ounces of gold in the inferred category. The Company is well on its way to meeting its goal of having five million ounces of gold within the next three years. This growth will be achieved through the acquisition of resource-based projects and organic growth in our existing project portfolio.

File 82-35799
Exemption 12g3-2
(b)

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2008

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp. Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

	June 30, 2008 (Unaudited)	December 31, 2007 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 2,877,143	$ 2,447,983
Amounts receivable	85,743	53,877
Prepaid expenses	95,461	84,058
	3,058,347	2,585,918
Mineral properties *(Note 4)*	2,265,370	2,177,279
Other capital assets *(Note 5)*	70,761	80,274
Reclamation bond *(Note 6)*	83,942	45,463
	$ 5,478,420	$ 4,888,934
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 36,105	$ 79,023
Due to related parties *(Note 8)*	10,809	15,071
	46,914	94,094
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	7,253,976	5,837,303
Contributed surplus *(Note 7)*	2,103,746	1,930,439
Deficit *(Statement 2)*	(3,926,216)	(2,972,902)
	5,431,506	4,794,840
	$ 5,478,420	$ 4,888,934

Continuing operations *(Note 1)*
Commitments & contingencies *(Note 9)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"

______________________, Director

"William Howald"

______________________, Director

- See Accompanying Notes -

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited)

	For the three months ended June 30, 2008	For the three months ended June 30, 2007	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Mineral property operations *(Note 4)*				
Mineral property expenses				
Exploration costs	$ 161,679	$ 48,069	$ 236,194	$ 107,500
Other revenue				
Interest income	26,065	2,169	49,508	4,378
Administrative expenses				
Accounting and audit	15,000	18,500	28,500	33,500
Amortization	5,741	8,436	11,381	13,639
Insurance	13,740	11,762	30,576	18,664
Investor relations	91,154	15,503	139,919	15,503
Legal fees	27,341	2,914	30,368	9,086
Management fees	50,595	-	99,050	-
Office and administration	35,079	39,405	48,331	62,063
Rent	20,194	25,636	43,136	44,511
Stock-based compensation	103,137	55,242	173,307	87,480
Travel	21,353	5,140	36,856	10,286
Transfer agent and filing fees	24,703	23,854	31,518	23,854
Wages and bonuses	53,234	29,822	96,909	105,475
Recovery of administrative overhead	(1,399)	(799)	(3,223)	(1,859)
	459,872	235,415	766,628	422,202
Net loss for the period	(595,486)	(281,315)	(953,314)	(525,324)
Deficit – beginning of the period	(3,330,730)	(638,552)	(2,972,902)	(394,543)
Deficit – end of the period	$ (3,926,216)	$ (919,867)	$ (3,926,216)	$ (919,867)
Loss per share – basic and fully diluted	$ 0.02	$ 0.02	$ 0.03	$ 0.03
Weighted average number of shares outstanding – basic and fully diluted	30,875,430	15,013,910	29,412,024	17,435,888

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 3

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended June 30, 2008	For the three months ended June 30, 2007	For the six months ended June 30, 2008	For the six months ended June 30, 2007
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net loss for the period	$ (595,486)	$ (281,315)	$ (953,314)	$ (525,324)
Items not involving cash				
Amortization	5,741	8,436	11,381	13,639
Stock-based compensation	103,137	55,242	173,307	87,480
Changes in non-cash working capital items				
Amounts receivable	(14,633)	(4,724)	(31,866)	(5,985)
Due from/to related parties	5,559	33,699	(4,262)	54,279
Prepaid expenses	(34,022)	11,602	(11,403)	11,075
Accounts payable and accrued liabilities	(8,394)	(5,813)	(42,918)	3,508
	(538,098)	(182,873)	(859,075)	(361,328)
Investing activities				
Mineral properties	(32,819)	-	(88,091)	(122,930)
Purchase of other capital assets	(1,868)	(4,046)	(1,868)	(5,510)
Reclamation bonds	(34,901)	(49,041)	(38,479)	(49,041)
	(69,588)	(53,087)	(128,438)	(177,481)
Financing activities				
Shares issued for cash	1,500,000	300,990	1,500,000	620,930
Share subscriptions	-	-	-	(280,000)
Deferred financing costs	-	(24,375)	-	(114,793)
Share issue costs	(83,327)	(46,348)	(83,327)	(26,197)
	1,416,673	230,267	1,416,673	199,940
Net increase in cash and cash equivalents	808,987	(5,693)	429,160	(338,869)
Cash and cash equivalents – beginning of the period	2,068,156	241,267	2,447,983	574,443
Cash and cash equivalents – end of the period	$ 2,877,143	$ 235,574	$ 2,877,143	$ 235,574
Supplemental non-cash information				
Shares issued as finder's fee *(Note 7k)*	$ (15,000)	$ -	$ -	$ -
Mineral property acquisition paid in shares and warrants *(Note 4)*	$ -	$ -	$ -	$ (250,000)
Interest received	$ 26,065	$ 2,169	$ 49,508	$ 4,378

- See Accompanying Notes –

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities, or the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst others, amortization, determination of the net recoverable value of assets, share based compensation, determination of tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

2. Significant accounting policies - *continued*

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate in the year of acquisition and disposal. The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations for the period.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

2. Significant accounting policies – *continued*

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method assumes that the proceeds on the exercise of outstanding options and warrants are used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

Financial instruments

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts are recorded in operations. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from operations calculated in accordance with generally accepted accounting principles.

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to/from related parties are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the six months ended June 30, 2008.

The Company had no "other comprehensive income or loss" transactions during the six months ended June 30, 2008, and no opening or closing balances of accumulated other comprehensive income or loss.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

2. Significant accounting policies – *continued*

Changes in accounting policies

a) Accounting changes

On January 1, 2008, the Company adopted new Section 1506, Accounting Changes. The main features of this section are as follows:

- Voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information;
- Changes in accounting policies are applied retrospectively unless doing so is impracticable;
- Prior period errors are corrected retrospectively; and
- New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors.

b) Financial instrument disclosures

In March 2007, the CICA issued section 3862, Financial Instruments - Disclosures, and section 3863, Financial instruments - Presentation, which applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 and which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. Section 3862 requires the disclosure of additional details by financial asset and liability categories. Section 3863 establishes the standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company implemented these disclosures effective January 1, 2008. The adoption of this section has not had an impact on the Company's disclosure.

c) Inventories

In June 2007, the CICA issued Section 3031, Inventories, which provides more guidance on the measurement and disclosure, requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new pronouncement is effective the first quarter of 2008 and has not had a material impact on the Company's results of operations.

d) Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2008. The adoption of this section has not impacted the Company.

2. Significant accounting policies – *continued*

New accounting pronouncements

a) Business combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Adoption of this section is not expected to impact the Company.

b) Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The conversion to IFRS will affect interim and annual financial statements relating to the Company for the year commencing January 1, 2011. The Company is currently evaluating the impact of the adopting IFRS.

3. Accounting changes and restatement

In contemplation of the policies of the TSX Venture Exchange (the "Exchange") and the British Columbia Securities Commission, the Company determined during the year ended December 31, 2007, that the following changes were required:

1. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 4a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 7b). The deemed issue value of these outstanding shares is $0.10 per share.

2. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 31, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 7b). The subscribers of these common shares also agreed to increase the consideration paid for the remaining outstanding shares by paying an additional $39,940 on March 30, 2007 (Notes 7c and d).

4. Mineral properties

Expenditures on mineral properties for the year ended December 31, 2007 and six months ended June 30, 2008:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Keystone Property (Note 5f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ -	$ -	$ 599,992
Initial acquisition costs	172,402	-	-	1,268,399	92,475	-	1,523,276
Reduction in initial acquisition costs (Notes 3 and 7b)	(250,000)	-	-	-	-	-	(250,000)
Royalty payments	-	-	-	50,497	-	-	50,497
Holding costs	51,531	74,444	46,265	34,457	-	-	206,697
Staking costs	1,960	-	-	25,852	9,005	-	36,817
Total acquisition costs for fiscal 2007	(24,107)	74,444	46,265	1,379,205	101,480	-	1,577,287
Total cumulative acquisition costs as at December 31, 2007	**$ 539,868**	**$ 96,574**	**$ 60,152**	**$ 1,379,205**	**$ 101,480**	**$ -**	**$2,177,279**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2006	$ 130,898	$ 967	$ 3,887	$ -	$ -	$ -	$ 135,752
Drilling	859,853	-	-	-	-	-	859,853
Geological	390,100	19,692	9,664	14,230	2,406	-	436,092
Geochemical	216,171	-	-	722	-	-	216,893
Overhead	19,619	96	-	798	-	-	20,513
Travel and accommodation	3,248	-	-	-	-	-	3,248
Total exploration expenditures charged to operations for fiscal 2007	1,488,991	19,788	9,664	15,750	2,406	-	1,536,599
Total cumulative expenditures on active properties charged to operations as of December 31, 2007	**$ 1,619,889**	**$ 20,755**	**$ 13,551**	**$ 15,750**	**$ 2,406**	**$ -**	**$ 1,672,351**

4. Mineral properties - *continued*

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Keystone Property (Note 5f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2007	$ 539,868	$ 96,574	$ 60,152	$ 1,379,205	$ 101,480	$ -	$ 2,177,279
Initial acquisition costs	15,113	-	-	13,098	3,280	-	31,491
Royalty payments	-	-	-	42,316	-	-	42,316
Legal and permits	2,199	381	-	1,006	953	1,061	5,600
Holding costs	4,424	-	-	2,276	1,984	-	8,684
Total acquisition costs for the period	21,736	381	-	58,696	6,217	1,061	88,091
Total cumulative acquisition costs as at March 31, 2008	**$ 561,604**	**$ 96,955**	**$ 60,152**	**$ 1,437,901**	**$ 107,697**	**$ 1,061**	**$ 2,265,370**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2007	$ 1,619,889	$ 20,755	$ 13,551	$ 15,750	$ 2,406	$ -	$ 1,672,351
Geological	99,092	5,025	4,418	26,669	36,856	2,480	174,540
Geophysical	820	-	-	19,911	-	-	20,731
Geochemical	16,121	-	-	14,998	1,871	-	32,990
Drilling	-	-	-	1,008	1,133	1,020	3,161
Travel and overhead	2,510	-	-	1,832	430	-	4,772
Total exploration expenditures charged to operations for the period	118,543	5,025	4,418	64,418	40,290	3,500	236,194
Total cumulative expenditures on active properties charged to operations as of June 30, 2008	**$ 1,738,432**	**$ 25,780**	**$ 17,969**	**$ 80,168**	**$ 42,696**	**$ 3,500**	**$ 1,908,545**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 3 and 7b). These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company has also paid NADR US$150,000.

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Under the Agreement, the Company is obligated to make the following future minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

If the Company does not make the required expenditures, during any period ending on an anniversary date, the Company can pay Newmont 150% of the shortfall, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase I Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase I Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 9b).

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway and one patented mining claim and 99 unpatented mining claims held under various leases.

In consideration the Company issued a total of 2,000,000 units of the Company to Midway (Note 7h). Each unit comprises one common share and one-half of one non-transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants, using the Black Scholes Option Pricing Model based on a risk free interest rate of 4.16%, a volatility rate of 115% and an expected time to exercise of two years. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released for resale on September 28, 2007 and 6, 12, 18, and 24 months thereafter.

4. Mineral properties - *continued*

d) Jessup Property - *continued*

The Company also reimbursed Midway for the costs incurred in connection with the Jessup Project (US$246,367), which included US$29,000 in advance royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

The underlying lease obligations on the 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid for 2008
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% net smelter return royalty. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent ("LOI") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

4. Mineral properties - *continued*

e) Lincoln Hill Property

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount
By November 2008	US$	100,000
By November 2009		200,000
By November 2010		300,000
By November 2011		500,000
By November 2012		1,000,000

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007 and US$2,029 in 2008 as payments under this agreement. The lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The lessors also reserve the right to explore for and mine certain other minerals on the property.

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company may acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years. The first US$150,000 in exploration expenditures must be incurred by January 2009, with the remaining expenditures at the discretion of the Company. Upon the Company exercising the option, Barrick may elect to enter into a 40/60 joint venture with the Company, with the Company holding 60%, or divest all of its interest in the property to the Company in return for a 2% NSR. This agreement does not contain a back-in clause

5. Other capital assets

	Cost	Accumulated amortization	Net book value as at June 30, 2008	Net book value as at December 31, 2007
Computer equipment	$ 24,731	$ 12,335	$ 12,396	$ 15,285
Computer software	8,520	6,828	1,692	3,127
Office furniture and equipment	55,411	15,851	39,560	42,706
Exploration equipment	2,025	382	1,643	1,818
Leasehold improvements	18,530	5,188	13,342	14,823
Vehicle	2,998	870	2,128	2,515
	$ 112,215	$ 41,454	$ 70,761	$ 80,274

6. Reclamation bond

The Company has a $83,942 reclamation bond as of June 30, 2008, placed with the Bureau for Land Management in Nevada (December 31, 2007 - $45,463).

7. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares	Amount	Contributed surplus
Balance as at December 31, 2006	19,417,000	$ 1,338,219	$ 60,275
Issued for private placements (Note 7a)	700,000	280,000	-
Shares cancelled (Notes 3 and 7b)	(5,500,000)	-	
Additional consideration paid for principals' shares (Notes 3 and 7c)	-	27,445	-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 7d)	-	12,495	-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 7e)		(250,000)	-
Issued for private placement (Note 7f)	668,867	300,990	-
Initial public offering (Note 7g)	10,562,750	4,066,805	1,464,362
Issued for mineral property interest (Notes 5d and 7h)	2,000,000	900,000	164,650
Issued for mineral property interest (Note 5e and 7i)	100,000	46,000	-
Share issue costs	-	(884,651)	-
Stock-based compensation	-	-	241,152
Balance as at December 31, 2007	27,948,617	5,837,303	1,930,439

7. Share capital and contributed surplus – *continued*

Issued and fully paid:	Number of common shares		Amount		Contributed surplus
Issued for private placement (Note 7j)	5,000,000		1,250,000		-
Issued for private placement (Note 7k)	1,060,000		265,000		-
Share issue costs	-		(98,327)		-
Stock-based compensation	-		-		173,307
	-				
Balance as at June 30, 2008	34,008,617	$	7,253,976	$	2,103,746

a) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share. The share issue cost totalled $1,822.

b) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 had been issued for mineral property interests, 2,750,000 for founders' shares issued to principals of the Company, and 250,000 for founders' shares issued to non-principals of the Company.

c) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

d) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

e) The cancellation of one-half of the shares issued for the mineral property interests necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

f) On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990. Share issue costs totalled $24,375.

g) On July 19, 2007, the Company completed its initial public offering ("Offering"). The Offering consisted of 10,000,000 units at a price of $0.50 per unit, raising gross proceeds of $5,000,000. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.75 per share until July 19, 2009. A fair value of $1,149,862 was assigned to these warrants.

   The Company had entered into an agency agreement with Pacific International Securities Inc. (the "Agent"). The Agent was granted compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. The fair value of $249,793 was assigned to these warrants. In addition, the Agent was paid a commission and corporate finance fee of $93,625 and 562,750 units of the Offering at a deemed issue price of $0.50 per unit. A fair value of $64,708 was assigned to these warrants.

7. Share capital and contributed surplus – *continued*

Black-Scholes Option Pricing model was used to determine the fair value of these warrants based on a risk-free interest rate of 4.69%, an expected life of two year, expected volatility of 103% and an expected dividend of nil.

The other expenses incurred on the Offering totalled $233,662.

h) On September 28, 2007 the Company issued 2,000,000 units on the acquisition of the Jessup property (Note 5d). Each unit comprised one common share of the Company and one-half of one non-transferable share purchase warrant exercisable into one share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants based on the Black-Scholes Option Pricing Model using a risk-free interest rate of 4.16%, an expected life of two year, expected volatility of 103% and an expected dividend of $Nil.

i) On November 30, 2007, the Company issued 100,000 shares on the acquisition of the Lincoln Hill property.

j) On May 16, 2008, the Company closed a private placement for 5,000,000 common shares at a price of $0.25 for gross proceeds of $1,250,000. A finder's fee of $75,000 was paid. The shares issued under the private placement are subject to a hold period expiring on September 17, 2008.

k) On May 22, 2008, the Company completed a private placement for 1,000,000 common shares at a price of $0.25 per share for gross proceeds of $250,000. The Company issued 60,000 common shares as a finder's fee in connection with this private placement. The shares issued under the private placement are subject to a hold period expiring on September 23, 2008.

Warrants

	Number of warrants	Weighted average exercise price
Issued and outstanding, December 31, 2006	-	$ -
Issued during the year	6,281,375	0.79
Outstanding, December 31, 2007 and June 30, 2008	6,281,375	$ 0.79

The number of warrants outstanding as at June 30, 2008 is:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,281,375	$ 0.75	1.05
September 28, 2009	1.00	1,000,000	1.00	1.25
		6,281,375	$ 0.79	1.08

7. Share capital and contributed surplus - *continued*

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2006	1,040,000	$ 0.48
Granted	1,285,000	0.47
Outstanding, December 31, 2007	2,325,000	0.48
Granted	400,000	0.40
Expired	(465,000)	(0.47)
Outstanding, June 30, 2008	2,260,000	$ 0.46

The number of options outstanding as at June 30, 2008 is:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.40	65,000	$ 0.40	3.28	65,000	$ 0.40
October 12, 2011	$ 0.50	825,000	0.50	3.28	825,000	0.50
January 19, 2012	$ 0.40	100,000	0.40	3.56	75,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	3.56	112,500	0.50
March 14, 2012	$ 0.50	200,000	0.50	3.71	150,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	4.05	45,000	0.50
October 18, 2012	$ 0.45	430,000	0.45	4.30	215,000	0.45
June 10, 2013	$ 0.40	400,000	0.40	4.95	100,000	0.40
		2,260,000	$ 0.46	3.87	1,587,500	$ 0.46

Brokers' options

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Outstanding, December 31, 2006	-	$ -	
Issued (Note 7g)	900,000	0.50	1.05
Outstanding, December 31, 2007 and June 30, 2008	900,000	$ 0.50	

7. Share capital and contributed surplus- *continued*

Stock-based compensation

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.28 %	4.08 %
Expected volatility	103 %	90 %
Expected years of option life	5 years	5 years
Expected dividend	$Nil	$Nil

During the six months ended June 30, 2008, under the fair-value-based method, $173,307 (2007 - $87,480) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

Escrowed shares

A total of 3,250,000 shares were placed in escrow in accordance with the escrow agreement dated July 3, 2007. 812,500 shares were released leaving a balance of 2,437,500 shares held in escrow as of June 30, 2008.

Subsequently on July 27, 2008, 487,500 shares were released from escrow leaving 1,950,000 shares in escrow.

8. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) The Company incurred legal fees of $29,852 (2007 - $5,209), deferred financing costs of $Nil (2007 - $80,477) and share issue costs of $8,328 (2007 - $26,197) with a legal firm of which the Corporate Secretary is a partner. As at June 30, 2008, $5,559 (December 31, 2007 - $9,771) was owed to this firm.

b) The Company incurred accounting and administrative fees of $28,500 (2007- $33,500) with a company of which the Chief Financial Officer is the President and a director. As at June 30, 2008, $5,250 (December 31, 2007 - $5,300) was owed to this company.

c) The Company incurred $79,548 (2007 - $48,972) for rent and administrative expenses on behalf of a company with directors in common. This company reimburses the Company for these expenses, and at June 30, 2008, $Nil (December 31, 2007 - $Nil) was owed by this company.

d) The Company incurred $99,050 (2007 - $50,000) in management fees paid to a company controlled by its President, and to a company controlled by its Chairman. As of June 30, 2008, $Nil (December 31, 2007 - $Nil) was owed to these companies.

9. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$30,960 until July 31, 2009. Another company which has directors in common with the Company reimburses the Company one-half of the rent for the Vancouver office (Note 8c).

b) As disclosed in Note 5a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

c) On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial term of the agreement is one year.

10. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States. The mineral properties are held solely in the Nevada, United States segment.

The following table shows the other capital assets attributable to each operating segment:

	June 30, 2008	December 31, 2007
Canada	37,401	$ 43,312
Nevada, United States	33,360	36,962
	$ 70,761	$ 80,274

11. Financial instruments

The fair values of the Company's cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, and due to related parties approximate their carrying values based on their short term nature.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

a) Foreign exchange risk

The Company's property interests in the United States make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and foreign functional currencies. The Company does not invest in derivatives to mitigate the risks.

11. Financial instruments - *continued*

b) Credit risk

The Company's cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada and interest receivable from investments.

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity, or partially withdrawn, as needed, with interest.

e) Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold. The Company has not hedged any of its future potential gold sales. The Company's input costs are also affected by the price of fuel. The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

12. Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 7). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

12. Management of capital risk - *continued*

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 365 days or less, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

RYE PATCH GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
for the six months ended June 30, 2008

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of August 11, 2008, and should be read in conjunction with the unaudited consolidated financial statements and the related notes for the period ended June 30, 2008, and the audited consolidated financial statements ("Financial Statements") and related notes for the year ended December 31, 2007. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past year and a half, the Company acquired interests in four projects covering over 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired two early-stage stage projects with well defined drill targets and resource potential - Gold Ridge/ Lincoln Hill and Keystone South. Through 2007, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and engineering studies at the Wilco and Jessup projects. The Company's goal of having five million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends achieving this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM" and its warrants trade on Exchange under the symbol "RPM.WT".

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's independently estimated mineral resources by project and category:

Table 1: Rye Patch Gold NI 43-101 Complaint Resources

RYE PATCH GOLD RESOURES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).
NC = not calculated

Overall Performance

The Company completed its initial public offering ("IPO") on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000, by issuing 8,000,000 units at a price of $0.50 per unit, together with the full exercise of an over-allotment option for an additional 2,000,000 units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date. The funds raised are primarily being used to conduct the Phase I exploration program on the Wilco Property.

Starting in July, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The Company released all reverse circulation and core drillhole results from the 2007 drill program. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine. The 2007 drill results have been incorporated into a new Willard and Colado resource estimate that was completed in the second quarter of 2008. Additional drilling has been planned, budgeted and permitted, and drilling started in June 2008.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. At this time, the projects are being mapped, sampled and drilling has started.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control in the Lincoln Hill project through an option agreement with several local Nevada prospectors.

During the current quarter the Company completed negotiations with Barrick on the Keystone South property in Nevada's prolific Cortez Gold Trend. This property consisting of 6.5 square miles is a joint venture opportunity with Rye Patch earning a 60% equity interest in the project through expenditure of US$1 million over four years.

Rye Patch has budgeted expenditures totalling US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 30 square miles (78 square kilometres) within some of the best exploration trends in Nevada. The majority of the work will be directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. Work on Lincoln Hill/Gold Ridge and Keystone South will be directed toward advancing and refining drill targets to a drill-ready stage.

Selected Annual Information

The following is a summary of the Company's financial results for the Company's the last two completed financial years:

	2007	2006
Total revenues	Nil	Nil
Net loss	$2,578,359	$394,543
Basic loss per share (1)	$0.13	$0.03
Total assets	$4,888,934	$1,330,914
Total long term liabilities	Nil	Nil
Dividends declared	Nil	Nil

Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations

Wilco Property

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated new resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. The new resource for the Wilco project yielded more gold ounces in the measured and indicated category for the project. As a result, the Wilco project now has 625,517 ounces of gold in the measured and indicated category and 1,124,776 ounces of gold in the inferred category. This improved resource estimate represents an increase of 146,700 ounces of gold in the measured category and a 100% increase in the ounces of gold in the indicated category over the September 6, 2007, Wilco resource estimate. Table 2 summarizes the new Wilco resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

Table 1: New NI 43-101 Refined Wilco Resource Estimate

Wilco Resource Areas	Cutoff Grade	Resource Category								
		Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	4,388	0.020	86,643	13,353	0.017	220,805	20,849	0.015	313,323
Colado	Variable[1]	3,703	0.016	60,058	19,597	0.013	258,011	79,129	0.010	811,453
Total		**8,091**	**0.018**	**146,701**	**32,950**	**0.015**	**478,816**	**99,978**	**0.011**	**1,124,776**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

In addition, the Company reports that 90% of the gold ounces in the Wilco measured and indicated resource fall within the oxide domain as geologically defined by pervasive and fracture filled red and yellow colored staining associated with hematite and limonite - the oxide products of sulphide minerals. Although additional detailed, industry-standard metallurgical testing is required to properly define metallurgical oxide and sulphide domains, a summary of geologically defined domains, by deposit area, is tabulated below for the measured and indicated portion of the Wilco resource.

Table 2: Oxide/Sulphide Breakdown of Wilco NI 43-101 Measured and Indicated Resource

Wilco Resource Areas	Redox Domain	Cutoff Grade OPT Au	Resource Category					
			Measured			Indicated		
			Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Oxide	0.0056	4,282	0.019	79,942	13,011	0.016	201,965
	Sulphide	0.0420	106	0.063	6,701	342	0.055	18,840
Colado	Oxide	0.0056	3,545	0.014	48,998	19,161	0.012	230,039
	Sulphide	0.0420	158	0.070	11,060	436	0.070	27,972
Total			**8,091**	**0.018**	**146,701**	**32,950**	**0.015**	**478,816**

As a result of the highly successful 2007 drill program, the Company has approved a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position. Drilling on the Wilco project started in June 2008.

Jessup Project

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and silver. The resource areas show zones of open mineralization that have not yet been drilled, as well as several new zones. All exploration permits are in place and a 3,000-meter drill program to address these new targets is scheduled to start in August 2008. The drill program will address newly identified targets that could potentially expand and connect the known gold resource areas. The Company has allocated US$550,000 for the exploration program. The majority of the work program will be directed toward drilling.

Gold Ridge/Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the company along Midway Gold's Spring Valley gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drill hole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver. An exploration budget totalling US$400,000 is approved, and exploration permits are in place. A 2,000-metre drilling program commenced on July 11, 2008.

Keystone South

The Keystone property was recently optioned from Barrick Gold. It is strategically located south of the multi-million ounce Cortez Hills gold deposit along the Cortez Gold Trend. Based on the deal, Rye Patch may acquire a 60% interest in Keystone by incurring minimum exploration expenditures totalling US$1million over four years. It is also obligated to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. The proposed US$150,000 work program will define exploration target for drilling. To date, surface geologic mapping, geochemical sampling and a detailed gravity geophysical survey has been completed and targets are being identified with the intent of drilling the project in 2009.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management (BLM) and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond ($49,041 at March 31, 2008) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/ Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Other

During the first quarter of 2008, the Company announced that it has ended its business relationship with The Buick Group, its investor relations consultant.

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 day's written notice.

On April 22, 2008 the Company announced that its Board of Directors adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan, which takes effect April 22, 2008, has been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids" under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days. Rye Patch is not adopting the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies.

The Rights Plan was accepted by the TSX Venture Exchange and the Company's shareholders ratified the Rights Plan on May 20, 2008 at the meeting of shareholders. The Rights Plan will expire at the termination of the Company's annual general meeting in 2011, unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Operating Activities

For the three months ended June 30, 2008 compared with the three months ended June 30, 2007:

The Company recorded a net loss for the three months ended June 30, 2008 of $595,486(loss per share - $0.02) compared to $281,315 (loss per share - $0.02) in the second quarter of 2007. The Company expensed $161,679 in exploration costs, compared to $48,069 for the three months ended June 30, 2007. This amount was primarily spent on geological expenses on the Wilco property ($64,092).

Administrative expenses totaled $459,872, compared to the three months ended June 30, 2007 of $235,415 with stock-based compensation accounting for $103,137, three months ended June 30, 2007, $55,242, of these costs. Stock based compensation expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $50,595 was spent on management fees (June 30, 2007 - $Nil); $53,234 on wages and bonuses (June 30, 2007 - $29,822), and $91,154 (June 30, 2007 - $15,503), on investor relations. These expenditures reflect the Company's move to a fully operational exploration company listed on the TSX-V. During the comparative period in 2007, management was not paid a regular salary or management fees, and Rye Patch had not contracted the services of an investor relations consultant. Currently the Company has 7 full-time employees.

For the six months ended June 30, 2008 compared with the six months ended June 30, 2007:

The Company recorded a net loss for the six months ended June 30, 2008 of $953,314 (loss per share - $0.03) compared to $525,324 (loss per share - $0.03) in the same period of 2007. The Company expensed $236,194 in exploration costs (June 30, 2007 – $107,500). This amount was primarily spent drilling the Wilco ($99,092) and Jessup ($26,669) properties.

Administrative expenses totaled $766,628 (June 30, 2007 – $422,202) with stock-based compensation accounting for $173,307 (June 30, 2007 - $87,480) of these costs. Stock based compensation expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $99,050 was spent on management fees (June 30, 2007 - $Nil); $96,909 on wages and bonuses (June 30, 2007 - $105,475), and $139,919 (June 30, 2007 - $15,503), on investor relations. During the comparative period in 2007, management was not paid a regular salary or management fees, and Rye Patch had not contracted the services of an investor relations consultant. Currently the Company has 7 full-time employees.

Reconciliation of the Use of Proceeds raised under the IPO prospectus:

The table below details the proposed use of proceeds of the funds raised by the prospectus dated June 21, 2007, versus the actual use of proceeds to date (i.e., for the approximately eleven months since the closing of the IPO):

		Proposed Use of Proceeds	Actual Use of Proceeds	Difference
1.	To pay the balance of the estimated remaining costs of the IPO (including balance of the corporate finance fee)	$150,000	$315,507	($165,507)
2.	To conduct the recommended Phase I exploration program on the Wilco project (1)	$1,209,100	$1,339,985	($130,885)
3.	To pay North American Diversified Resources Corporation (NADR) the balance owing pursuant to the Wilco assignment agreement	$133,750	$131,385	$2,365
4.	To evaluate and acquire other mineral properties or interests therein (2)	$200,000	$400,936	($200,936)
5.	To cover estimated general and administrative expenses for 12 months following the IPO (3)	$789,000	$808,911	($19,911)
6.	To provide general working capital to fund ongoing operations	$1,638,150	$565,756	$1,072,394
	Total	**$4,120,000**	**$3,562,480**	**$557,520**

(1) The additional expenditure is the result of the discovery of the Section Line zone and follow-up drilling.
(2) Jessup Property, Lincoln Hill Property and Keystone property acquisitions
(3) General and administrative expenses from August 2007 to June 30, 2008, following the IPO.

Note that the above budget is for a year.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters back to the incorporation of the Company:

	2008		2007				2006	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total other revenue	$26,065	$23,443	$40,105	$25,277	$2,968	$3,269	$3,276	$5,228
Net loss	$595,486	$357,828	$552,720	$1,500,315	$281,315	$244,009	$331,614	$29,556
Basic loss per share (1)	$0.02	$0.01	$0.03	$0.06	$0.02	$0.03	$0.02	$0.00

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

On July 19, 2007, the Company completed its IPO consisting of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp. ("PI Financial") acted as agent for the IPO and the Company granted PI Financial and its selling group compensation options to purchase a total of 900,000 common shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

To this end, on May 16, 2008, the Company announced that it had completed a non-brokered private placement with Kinross Gold Corporation. The private placement was for five million common shares at a price of $0.25 for gross proceeds of $1.25 million. Kinross now holds approximately 15% of the issued and outstanding common shares of the Company.

The Company also completed a follow-up financing of an additional one million common shares at a price of $0.25 per share. The Company issued 60,000 common shares as a finder's fee.

The Company has sufficient cash on hand to complete the objectives set out in its IPO prospectus and to complete the programs detailed in "Results of Operations".

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2009. The only other minimum exploration expenditure commitment the Company has, is to spend US$100,000 by November 2008on the Lincoln Hill property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

The Company granted 395,000 stock options to directors, consultants and employees of the company at a price of $0.45 per share with an 18 month vesting period and five year expiry according to the terms of the Company's Stock Option Plan.

Transactions with Related Parties

During the six months ended June 30, 2008, the Company entered into the following transactions with directors and officers of the Company:

a) The Company incurred share issue costs of $8,328 during the current period, and legal fees of $35,802 from a legal firm of which the Corporate Secretary is a partner. As at June 30, 2008, $5,559 was owed to this firm. This legal firm acts as the Company's corporate counsel. These amounts were subject to normal trade terms.

b) The Company incurred accounting and administrative fees of $29,925 from a company of which the Chief Financial Officer is the President and a director. As at June 30, 2008, $5,250 was owed to this company. This amount is subject to normal trade terms.

c) The Company incurred $79,548 for rent and administrative expenses on behalf of a company with directors in common. The Company is reimbursed for these expenditures. As of June 30, 2008, $Nil was owed by this company. This amount is subject to normal trade terms.

d) The Company incurred $99,050 in management fees paid to a company controlled by its President, and to a company controlled by its Chairman. These executives are paid management fees rather than salaries.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Subsequent Events

On April 30, 2008 the Company announced its new NI 43-101 for its 100% controlled Wilco project based on the Company's 2007 drill results in the Willard mine area and the Colado resource area. The new resource shows an upgrade of a portion of the resource to the measured category, a 72% increase in the indicated gold ounces, and a significant increase in the inferred gold ounces from the previously released (September 06, 2007) resource estimate. The majority of the new ounces are captured in the Section Line discovery located at the Willard mine and within the Colado resource area. The Willard and Colado resource estimates use various cutoffs for oxide and sulphide gold content.

Disclosure of Outstanding Share Data

Common Shares

Description	Authorized at March 31, 2008	Outstanding as at August *, 2008
Common shares	Unlimited	34.008.617

Warrants as at August 11, 2008:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,281,375	$ 0.75	1.05
September 28, 2009	1.00	1,000,000	1.00	1.25
		6,281,375	$ 0.79	1.08

Each whole warrant is exercisable into one common share on payment of the exercise price.

Options Outstanding as at August 11, 2008:

Expiry date	Exercise price	Number of options
October 12, 2011	$ 0.40	65,000
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	430,000
June 10, 2013	$ 0.40	400,000
		2,260,000

Each option is exercisable into one common share on payment of the exercise price.

Changes in Accounting Policies including Initial Adoption

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories;

(b) Section 3863 – Financial Instruments – Presentation, to enhance financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows;

(c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:

- qualitative information about its objectives, polices and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirement to which it is subject; and
- when the Company has complied with such externally imposed capital requirements, the consequences of such non-compliance;

(d) Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern;

(e) Section 3031 - Inventories, requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value; and

(f) Section 3064, Goodwill and Intangible Assets, establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.

Recent Accounting Policy Pronouncements not yet Adopted

(a) Business combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Adoption of this section is not expected to impact the Company.

(b) International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. During fiscal 2009, the Company will continue to evaluate the impact of IFRS on the Company and develop and put in place a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in late 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the second quarter ended June 30, 2008, that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Outlook

Rye Patch Gold continues to deliver value to its shareholders by increasing its gold resource base. The Company now has approximately 0.8 million ounces of gold in the measured and indicated category and 1.15 million ounces of gold in the inferred category. The Company is well on its way to meeting its goal of having five million ounces of gold within the next three years. This growth will be achieved through the acquisition of resource-based projects and organic growth in our existing project portfolio.

File 82-35799

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8648
Office Hours: 8:30 – 4:30 (Monday – Friday)

ANNUAL REPORT Exemption 12g3-2(b)

FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

BC0754838

B. NAME OF COMPANY

RYE PATCH GOLD CORP.

C. DATE OF RECOGNITION

2006 / 04 / 13

D. DATE OF ANNUAL REPORT

2008 / 04 / 13

E. OFFICER'S NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9:00 a.m. and 4:00 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME (INCLUDING MIDDLE NAME, IF APPLICABLE)	TITLE(S)	DELIVERY ADDRESS (INCLUDING POSTAL CODE)	MAILING ADDRESS (INCLUDING POSTAL CODE)
Joe Kajszo	Chairman	1201 - 2120 Argyle Avenue West Vancouver, BC V7V 1A4	1201 - 2120 Argyle Avenue West Vancouver, BC V7V 1A4
William Carl Howald	President and Chief Executive Officer	9050 Spanish Trail Drive Sparks, Nevada, USA	9050 Spanish Trail Drive Sparks, Nevada, USA
Mark Brown	Chief Financial Officer	Suite 410 - 325 Howe Street Vancouver, BC V6C 1Z7	Suite 410 - 325 Howe Street Vancouver, BC V6C 1Z7
Bernard Poznanski	Corporate Secretary	19th Floor 885 West Georgia Street Vancouver, BC V6C 3H4	19th Floor 885 West Georgia Street Vancouver, BC V6C 3H4

F. COMPANY CHANGES

A company must file with the Registrar a notice of any change to the information shown on the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED
Bernard Poznanski	[signature]	April 21, 2008

File 82-35799
Exemption: 12g3-2(b)

RYE PATCH GOLD CORP.

MINUTES OF THE
2008 ANNUAL GENERAL MEETING
OF SHAREHOLDERS
(the "Meeting")

HELD

Tuesday, May 20, 2008 at 10:00 a.m.
1740 – 1177 West Hastings Street
Vancouver, British Columbia

Total number of shareholders present in person:	2
Total number of proxyholders present:	1
Total number of shareholders represented by proxy:	17
Total number of shares represented by shareholders present in person and by proxyholders:	6,103,506
Percentage of outstanding shares represented at the Meeting:	21.84%

THE MEETING WAS CALLED TO ORDER by Mr. Joe Kajszo, Chairman and a director of the Company, at 10:00 a.m. Mr. Kajszo acted as Chairman of the Meeting ("Chairman") and appointed Roxana Miranda, Officer Manager of the Company, to act as Secretary of the Meeting and Mr. Christian Carvacho of Pacific Corporate Trust Company, the Company's registrar and transfer agent, to act as Scrutineer of the Meeting.

The Chairman being in possession of a Declaration as to the mailing of the Notice of the Meeting, a copy of which Declaration is attached as Schedule "A" to these Minutes, reading of the Notice of Meeting was dispensed with.

At the Chairman's request, the Scrutineer provided the Chairman with a Scrutineer's Report at which time the Chairman advised the shareholders present of the number of shares represented in person and by proxy and the percentage of outstanding shares represented at the Meeting. The Chairman then declared that there was a quorum and that the Meeting was duly constituted for the transaction of business and directed the Secretary to attach a copy of the Scrutineer's Report to the Minutes (attached as Schedule "B").

CONDUCT OF VOTING

The Scrutineer advised the Chairman that on the matters to be acted upon at the Meeting, the total number of votes by proxy against such matter was less than 5% of all votes that may be cast at the Meeting. Accordingly, the Chairman stated that voting will be by show of hands, with each shareholder present being entitled to one vote. Voting by poll would be conducted if requested by any shareholder or if directed by the Chairman.

PRESENTATION OF FINANCIAL STATEMENTS

The Company's audited financial statements for the year ended December 31, 2007 with the auditor's report thereon were then presented to the Meeting. The Chairman then invited discussion on the financial statements and the auditor's report.

APPOINTMENT OF AUDITOR

The Chairman stated that the next item of business before the Meeting was the appointment of the Company's auditor for the ensuing year. Upon motion duly made and following voting thereon, the Chairman declared that Hay & Watson, Chartered Accountants, was appointed as the auditor of the Company to hold office until the close of the next Annual General Meeting of the shareholders of the Company.

ELECTION OF DIRECTORS

The Chairman stated that the next item of business before the Meeting was to elect four directors for the ensuing year.

The Chairman then stated that management's four nominees for election as directors were Jonathan Challis, William Howald, Joe Kajszo and Charles Russell. The Chairman asked whether there were any further nominations but no further persons were nominated. Upon motions duly made and following voting thereon, the shareholders elected the directors by a single resolution and the Chairman declared that Messrs. Challis, Howald, Kajszo and Russell were elected as directors of the Company to hold office until the next Annual General Meeting of the shareholders of the Company.

APPROVAL OF STOCK OPTION PLAN

The Chairman then advised that the next item of business was to approve the Stock Option Plan for the Company, as set out in Appendix "C" to the Information Circular for the Meeting. The Chairman stated that pursuant to the TSX Venture Exchange's policies, the Stock Option Plan must be approved by the shareholders of the Company on a yearly basis as it is a "rolling 10%" plan. The following resolution was then duly moved and carried by a majority of the votes cast at the Meeting:

> "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company's Stock Option Plan, as set forth in Appendix C to the Company's Information Circular dated April 22, 2008, be and it is hereby approved, ratified and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange."

APPROVAL OF SHAREHOLDER RIGHTS PLAN

The Chairman then advised that the final item of business was to approve the adoption of the shareholder rights plan of the Company by the Board of Directors of the Company on April 22, 2008, as described on

pages 16 through 20 of the Information Circular for the Meeting. A copy of the Shareholder Rights Plan Agreement was available for inspection by any shareholder.

Upon motion duly made and following voting thereon, the Chairman declared that the following resolution was carried by a majority of the votes cast at the Meeting:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The shareholder rights plan agreement made between Rye Patch Gold Corp. (the "Company") and Pacific Corporate Trust Company as rights agent dated April 22, 2008 (the "Rights Plan Agreement") and the adoption of the shareholder rights plan (the "Rights Plan") established pursuant to the Rights Plan Agreement as more particularly described in the Information Circular of the Company dated April 22, 2008 be and the same is hereby approved, authorized, ratified and confirmed;

2. The actions of the directors and officers of the Company in adopting the Rights Plan and in executing the delivering the Rights Plan Agreement be and the same are hereby approved, authorized, ratified and confirmed;

3. The Company be authorized to abandon the Rights Plan if the Company's Board of Directors deems it appropriate and in the best interests of the Company to do so; and

4. Any one director of officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he, in his sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing."

As there was no other formal business coming before the Meeting, the Chairman declared the formal business of the Meeting to be concluded.

JOE KAJSZO
Chairman of the Meeting

ROXANA MIRANDA
Secretary of the Meeting

END